FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______     Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Discovers New High-Grade Gold Zone West of the Appleton Fault Intercepting 10.4 g/t Au Over 10.5m & 17.9 g/t Au Over 4.2m at “Keats West”

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 27, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from six diamond drill holes that were completed as part of a program designed to test the west side of the highly prospective Appleton Fault Zone (“AFZ”) adjacent to the Keats Zone. New Found’s 100%-owned Queensway project comprises a 1500km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats West Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Prospect
NFGC-22-681	116.80	121.00	4.20	17.87	Keats West
Including	116.80	117.25	0.45	15.90
And including	120.30	121.00	0.70	68.80
NFGC-22-686	100.50	111.00	10.50	10.36	Keats West
Including	101.30	102.55	1.25	43.84
And including	103.05	103.45	0.40	88.20

Table 1: Keats West Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  A new, near-surface high-grade gold discovery called “Keats West” has been made west of the AFZ, with intercepts including 17.87 g/t Au over 4.20m in NFGC-22-681 and 10.36 g/t Au over 10.50m in NFGC-22-686, (see Figures 1 and 3). These two intercepts are located approximately 50m apart along strike within an extensive brittle fault zone that has now been intersected over a strike length of approximately 120m and to a vertical depth of approximately 100m by four holes released today. Based on current modelling, this new structure strikes to the northwest, dips moderately to the southwest, and is open in all directions.
  The discovery of high-grade gold west of the AFZ is a recent and exciting development, starting with the intercept of 8.70 g/t Au over 6.75m in NFGC-22-533, announced on May 4, 2022. Up to this point, drilling was focused entirely on the east side of the AFZ, which is host to Keats, Keats North, Golden Joint, and Lotto (see Figure 3). This recent discovery of similar high-grade gold mineralization now opens up a new 9.45km target corridor along the west side of the AFZ at Queensway North.
  Keats West is located northwest of Keats and along strike of the recent discoveries made at Keats North. The intensity of veining and size of the structural zone found at Keats West displays similar characteristics to the epizonal-style veining found on the east side of the fault, particularly at Keats Main Zone. Several drillholes into this new zone are pending assays with ongoing drilling focused on expanding the Keats West Zone.

Melissa Render, VP Exploration for New Found stated: “The “West Side Story” plot thickens with the discovery of high-grade mineralization in a structure akin to the Keats-Baseline Fault and with similar epizonal characteristics seen elsewhere along the AFZ, particularly at Keats. This gives us great encouragement that the stratigraphy on the west side of the Appleton Fault Zone, spanning +9.45km of strike on Queensway North, shares the same potential as the east. Currently one drill is operating at Keats West which will be joined by a second drill shortly, and two more drills are now testing additional targets on the west side of the AFZ. We are excited to move into a new territory with proven potential.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-22-542	35.45	38.00	2.55	2.06	Keats West
NFGC-22-558	56.55	58.55	2.00	1.03	Keats West
And	96.00	98.20	2.20	1.19
NFGC-22-579	109.00	111.00	2.00	1.43	Keats West
And	118.05	120.65	2.60	1.44
NFGC-22-594	32.00	34.20	2.20	2.31	Keats West
And	38.50	41.00	2.50	2.37
And	45.60	47.95	2.35	1.66
And	60.00	68.10	8.10	2.52
And	121.10	123.60	2.50	2.02
NFGC-22-681	116.80	121.00	4.20	17.87	Keats West
Including	116.80	117.25	0.45	15.90
And including	120.30	121.00	0.70	68.80
NFGC-22-686	100.50	111.00	10.50	10.36	Keats West
Including	101.30	102.55	1.25	43.84
And including	103.05	103.45	0.40	88.20

Table 2: Summary of composite results reported in this press release for Keats West

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-542	120	-45	296	658003	5427818
NFGC-22-558	120	-45	281	658053	5427904
NFGC-22-579	120	-45	200	657963	5427741
NFGC-22-594	120	-45	263	658104	5427990
NFGC-22-681	120	-63	131	658053	5427905
NFGC-22-686	70	-60	206	658053	5427905

Table 3: Details of drill holes reported in this press release

Queensway 400,000m Drill Program Update

Approximately 66% of the planned 400,000m program at Queensway has been drilled to date with ~44,445m of the core still pending assay results. Fourteen (14) core rigs are currently operating meeting New Found’s targeted drill count for Q2.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined and further exploration is required. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A professional geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 meter and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades. Once all sample intervals have been chosen, photos of the wet and dry core are taken for future reference.

Technicians saw the core along the defined cut-line. One-half of the core is kept as a witness sample and the other half is submitted for crushing, pulverizing, and assaying. Individual sample bags are sealed and placed into shipping pails and/or nylon shipping bags, sealed and marked with the contents.

Drill core samples are shipped to ALS Canada Ltd. (ALS) for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick; an ISO-17025 accredited laboratory. ALS operates under a commercial contract with New Found.

The entire sample is crushed to approximately 70% passing 2 mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis.

Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

All sample pulps are also analyzed for a multi-element ICP package (ALS method code ICP61).

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated September 27, 2022, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 66% complete. The Company is well funded for this program with cash and marketable securities of approximately $71 million as of September 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “often,” “target,” “future,” “likely,” “pending,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: September 27, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer